

Amy Truong Business Analytics Consultant in Pharmaceutical Industry

I chose to invest in Farm to Coast Collective because I share the vision of the company and want to see the Livery project succeed. The Livery is a project that will enhance the community of Sebastopol in multiple ways. It will facilitate being able to connect and build community through food, work, and shared experiences. At its core, the Livery aims to create a place for people to gather and connect, whether through shared meals in the food hall or a shared experience in the event space. As a mother of 2 young kids, sometimes finding a place to eat that suits both my husband and me along with the kids can be a challenge. The food hall concept, where multiple food options are available, is very attractive. In addition, the Livery will provide another co-working space for the community. As an independent consultant and remote worker, having a place where I can go to connect with others is desirable and currently, limited options are available within the town. In addition to creating a place to build community, the Livery also aims to help local chefs succeed in starting and growing their restaurant businesses. I have seen firsthand how difficult it is to start a restaurant and have it be successful. My parents had a restaurant when I was a child, and my brother and sister-in-law currently own a restaurant as well. Through their experiences, I recognize the struggles that restaurants have in becoming successful. The initial upfront costs can be significant, hiring and retaining employees when business may not always be stable is a challenge, and management of the business can take significant time and not be a core expertise. With the shared services model, part of the cost of entry is reduced and the added support for employee hiring, back-end business management, and marketing helps chefs focus more of their time on their passion and making great food. I believe the team at Farm to Coast Collective has the right people and experience to make the Livery a success. The team has already been successful in implementing a shared services model with other businesses, and individuals within the team have deep expertise in building design and construction, hospitality, marketing, and operations, all key elements required to bring the Livery to life. Since moving to Sebastopol a few years ago, I have been impressed by what this small town has to offer, and I want to be able to do my part in ensuring that it will continue to be a great community for my kids to grow up in. As such, investing in the community is important to me, and supporting a cause that aims to improve the community, revitalize unused buildings, help new businesses and create jobs while bringing more food options to our small town is a win on many levels.

Invested $6,000 this round